EXHIBIT 21


FOR IMMEDIATE RELEASE:                            CONTACT:
                                                  Michael Sitrick or Jason Booth
                                                  Sitrick And Company, Inc.
                                                  (310) 788-2850


                 STEVEN G. MIHAYLO AND VECTOR CAPITAL RESUBMIT
                           OFFER TO ACQUIRE INTER-TEL

           Offer to Purchase Outstanding Shares for $22.50 Per Share

TEMPE, AZ - July 28, 2006 - Steven G. Mihaylo, the founder, former Chairman and Chief Executive Officer and largest shareholder of Inter-Tel (Delaware), Incorporated (Nasdaq: INTL), together with Vector Capital Corporation ("Vector"), announced today that they have resubmitted their offer to the Board of Directors of Inter-Tel to acquire all of the outstanding common shares of the Company, other than shares that Mr. Mihaylo will contribute to the transaction, for $22.50 per share in cash.

The offer price represents a premium of approximately 9.2% over the closing price of the Company's common stock on July 27, 2006.

While the offer is not subject to a due diligence condition, it is subject to the negotiation and execution of a merger agreement, which would contain customary representations, warranties, covenants, agreements and conditions to closing for the acquisition of a publicly traded company by a financial sponsor, and which Mr. Mihaylo and Vector believe can be completed expeditiously.

Mr. Mihaylo and Vector have committed to provide the equity capital to fund the acquisition, and have received from Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., Royal Bank of Canada and RBC Capital Markets a commitment to provide acquisition debt financing.